

SECURITI 12062261 MISSION

QMB APPROVAL	
QMB Number.	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41817

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JULY 1, 2011 (MM/DD/YY) AND ENDING JUNE 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **FERGUSON & BREWER SECURITIES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7052 SKYWAY, SUITE A
(No. and Street)

PARADISE	CALIFORNIA	95969
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS A. FERGUSON (530) 872-1810
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS A. FERGUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or FERGUSON & BREWER SECURITIES, as of June 30, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PARTNER

Title

Public Notary



K. GALLEGOS
Commission # 1912948
Notary Public - California
Butte County
My Comm. Expires Dec 9, 2014

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

FERGUSON & BREWER SECURITIES

June 30, 2012

FERGUSON & BREWER SECURITIES

(A California General Partnership)

FINANCIAL STATEMENTS

For the Year Ended June 30, 2012

TABLE OF CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Partners' Capital	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 8
Supplemental Information	
Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Reconciliation of Net Capital Pursuant to SEC Rule 17a-5(d)(4)	9
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	10
Information Relating to Exemptive Provision Requirements Under SEC Rule 15c3-3	11
Report on Internal Control Structure Required by Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3	12 - 13

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Partners
Ferguson & Brewer Securities
Paradise, CA

We have audited the accompanying statement of financial condition of Ferguson & Brewer Securities as of June 30, 2012, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ferguson & Brewer Securities as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on page 9 & 10 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

August 16, 2012

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF FINANCIAL CONDITION
June 30, 2012

ASSETS

Assets:		
Cash and cash equivalents	$	11,140
Prepaid insurance		165
	$	11,305

LIABILITIES AND PARTNERS' CAPITAL

Partners' capital:		11,305
	$	11,305

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES

(A California General Partnership)

STATEMENT OF OPERATIONS

For the Year Ended June 30, 2012

Revenues:		
Commissions paid by affiliate	$	3,000
Interest income		35
Total revenues		3,035
Expenses:		
Accounting and legal		2,584
Bank charges		90
Dues and fees		760
Insurance		451
Office expense		1,000
Total expenses		4,885
Net income (loss)	$	(1,850)

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended June 30, 2012

	Thomas Ferguson	Robert Brewer	Total
Beginning Capital, June 30, 2011	$ 6,578	$ 6,577	$ 13,155
Current period's income (loss)	(925)	(925)	(1,850)
Balances, June 30, 2012	$ 5,653	$ 5,652	$ 11,305

The accompanying notes are an integral part of these financial statements

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended June 30, 2012

Subordinated borrowings at July 1, 2011	$	-
Increases		-
Decreases		-
Subordinated borrowings at June 30, 2012	$	-

The accompanying notes are an intergral part of these financial statements

FERGUSON & BREWER SECURITIES
(A California General Partnership)

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2012

Cash flows from operating activities:		
Net income (loss)	$	(1,850)
Increase in prepaid insurance		(43)
Net cash provided in used activities		(1,893)
Net decrease in cash		(1,893)
Cash and cash equivalents at beginning of period		13,033
Cash and cash equivalents at end of period	$	11,140

The accompanying notes are an integral part of these financial statements.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

NOTES TO FINANCIAL STATEMENTS
June 30, 2012

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Ferguson & Brewer Securities (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed as a Direct Placement Program broker/dealer under Rule 15c3-1 (2) (ii) and (iii) as a broker that does not generally carry customer accounts. Specifically, the Company is a general partnership of two individuals, Thomas A. Ferguson and Robert H. Brewer. Mr. Ferguson and Mr. Brewer are also the sole owners of another business, Ferguson & Brewer Investment Company ("FBIC"), which has been engaged in the formation, operation and management of real estate investment partnerships since 1983. The company was formed in September 1989 to act as the broker/dealer with respect to those partnerships sponsored by FBIC. The company's business is devoted entirely to acting as the broker/dealer for the partnerships sponsored by FBIC.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes. The Company's income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes.

The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its federal and state income tax returns would more likely than not be sustained upon examination. The Company's income tax returns for the year ended June 30, 2009, 2010, and 2011 respectively are subject to possible federal and state examination, generally for three years after they are filed.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2012, the Company had excess net capital of $6,140 and a net capital ratio of 0.

Note 3 – Related Party

The following transactions occurred between the Company and the other affiliated company:

Ferguson & Brewer Investment Company provides office space and pays all overhead costs for Ferguson & Brewer Securities. The Company pays Ferguson & Brewer Investment Company $250 per quarter for these expenses. For the year ended June 30, 2012, $1,000 was paid to reimburse for the office space and overhead cost.

Ferguson & Brewer Investment Company under a Standby Support Agreement dated February 24, 2003, pays the Company a $750 quarterly standby commission fee for any quarter in which they do not make any new offerings of the securities of an entity it sponsors. During the year ended June 30, 2012, $3,000 was paid under this agreement and is included in commission paid by affiliate in these financial statements.

Ferguson & Brewer Investment Company in the year ended June 30, 2012 sponsored one partnership offerings and paid the Company $0.00 in addition to the commission paid by affiliate paid under the Standby Support Agreement.

Note 4 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from July 1, 2012 through August 16, 2012, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2012

Computation of basic net capital requirements:		
Total partners' capital qualified for net capital	$	11,305
Deductions:		
Non-allowable assets		
Prepaid insurance		165
Total non-allowable assets		165
Net capital before haircuts and securities positions		11,140
Haircuts:		
Securities positions		-
		-
Net capital		11,140
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)	$	5,000
Net capital in excess of required minimum	$	6,140

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

FERGUSON & BREWER SECURITIES
(A California General Partnership)

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2012

Total aggregate indebtedness:	-
Ratio of aggregate indebtedness to net capital	-

FERGUSON & BREWER SECURITIES
(A California General Partnership)

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2012

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

To the Partners
Ferguson & Brewer Securities
Paradise, CA

In planning and performing our audit of the financial statements of Ferguson & Brewer Securities (the Company) as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

August 16, 2012